SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 8)*

Appian Corporation

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

03782L101

(CUSIP Number)

Abdiel Capital

410 Park Avenue, Suite 930

New York, NY 10022

Attn: Colin T. Moran

Tel: (646) 496-9202

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 16, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03782L101	Page 2 of 9 Pages

1.	NAME OF REPORTING PERSONS Abdiel Qualified Master Fund, LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,141,440
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,141,440

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,141,440
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.6%(1)(2)
14.	TYPE OF REPORTING PERSON PN

(1)	Based on 7,206,517 shares of Class A common stock, $0.0001 par value per share (the “Common Stock”), outstanding as of October 31, 2017, as reported in Appian Corporation’s (the “Issuer”) Quarterly Report on Form 10-Q for the period ended September 30, 2017, filed with the SEC on November 2, 2017, plus 3,800,000 shares of Common Stock issued in an underwritten registered public offering.
(2)	Represents approximately 0.8% of the total voting power of all outstanding shares of Class A and Class B common stock.

CUSIP No. 03782L101	Page 3 of 9 Pages

1.	NAME OF REPORTING PERSONS Abdiel Capital, LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 152,330
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 152,330

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 152,330
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%(1)(2)
14.	TYPE OF REPORTING PERSON PN

(1)	Based on 7,206,517 shares of Common Stock outstanding as of October 31, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2017, filed with the SEC on November 2, 2017, plus 3,800,000 shares of Common Stock issued in an underwritten registered public offering.
(2)	Represents approximately 0.03% of the total voting power of all outstanding shares of Class A and Class B common stock.

CUSIP No. 03782L101	Page 4 of 9 Pages

1.	NAME OF REPORTING PERSONS Abdiel Capital Management, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,293,770(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,293,770(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,293,770(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.0%(2)(3)
14.	TYPE OF REPORTING PERSON OO

(1)	Consists of 4,141,440 shares of Class A common stock held by Abdiel Qualified Master Fund, LP and 152,330 shares of Class A common stock held by Abdiel Capital, LP.
(2)	Based on 7,206,517 shares of Common Stock outstanding as of October 31, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2017, filed with the SEC on November 2, 2017, plus 3,800,000 shares of Common Stock issued in an underwritten registered public offering.
(3)	Represents approximately 0.8% of the total voting power of all outstanding shares of Class A and Class B common stock.

CUSIP No. 03782L101	Page 5 of 9 Pages

1.	NAME OF REPORTING PERSONS Abdiel Capital Advisors, LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,293,770(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,293,770(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,293,770(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.0%(2)(3)
14.	TYPE OF REPORTING PERSON PN, IA

(1)	Consists of 4,141,440 shares of Class A common stock held by Abdiel Qualified Master Fund, LP and 152,330 shares of Class A common stock held by Abdiel Capital, LP.
(2)	Based on 7,206,517 shares of Common Stock outstanding as of October 31, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2017, filed with the SEC on November 2, 2017, plus 3,800,000 shares of Common Stock issued in an underwritten registered public offering.
(3)	Represents approximately 0.8% of the total voting power of all outstanding shares of Class A and Class B common stock.

CUSIP No. 03782L101	Page 6 of 9 Pages

1.	NAME OF REPORTING PERSONS Colin T. Moran I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,293,770(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,293,770(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,293,770(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.0%(2)(3)
14.	TYPE OF REPORTING PERSON IN

(1)	Consists of 4,141,440 shares of Class A common stock held by Abdiel Qualified Master Fund, LP and 152,330 shares of Class A common stock held by Abdiel Capital, LP.
(2)	Based on 7,206,517 shares of Common Stock outstanding as of October 31, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2017, filed with the SEC on November 2, 2017, plus 3,800,000 shares of Common Stock issued in an underwritten registered public offering.
(3)	Represents approximately 0.8% of the total voting power of all outstanding shares of Class A and Class B common stock.

CUSIP No. 03782L101	Page 7 of 9 Pages

AMENDMENT NO. 8 TO SCHEDULE 13D

This Amendment No. 8 (“Amendment No. 8”) amends and supplements the Schedule 13D filed on June 12, 2017 (the “Original Schedule 13D”) as amended by Amendment No. 1 thereto on June 27, 2017 (“Amendment No. 1”), Amendment No. 2 thereto on June 29, 2017 (“Amendment No. 2”), Amendment No. 3 thereto on July 3, 2017 (“Amendment No. 3”), Amendment No. 4 thereto on July 7, 2017 (“Amendment No. 4”), Amendment No. 5 thereto on July 12, 2017 (“Amendment No. 5”) and Amendment No. 6 thereto on July 31, 2017 (“Amendment No. 6”) and Amendment No. 7 thereto on October 26, 2017 (“Amendment No. 7” and, together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6, the “Schedule 13D”), relating to the shares of Class A common stock, $0.0001 par value per share (the “Common Stock”), of Appian Corporation (the “Issuer”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Except as specifically provided herein, this Amendment No. 8 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 8 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby supplemented by adding the following:

In a series of transactions completed through November 20, 2017, the Reporting Persons acquired an aggregate amount of 450,000 shares of the Common Stock for the accounts of Abdiel Qualified Master Fund, LP and Abdiel Capital, LP for aggregate consideration of approximately $9.1 million (including commissions). The source of funds used to acquire the 450,000 shares of Common Stock was the working capital of Abdiel Qualified Master Fund, LP and Abdiel Capital, LP.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by amending and restating paragraphs (a) and (b) thereof as follows:

(a) The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Amendment No. 8.

(b) The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Amendment No. 8 and Item 2(c) of the Schedule 13D.

Item 5(c) of the Schedule 13D is hereby supplemented by adding the following:

(c) Information with respect to all transactions in the Common Stock which were effected by each of the Reporting Persons since the filing of Amendment No. 7 is set forth on Exhibit J attached hereto and incorporated herein by reference.

CUSIP No. 03782L101	Page 8 of 9 Pages

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by amending and restating it as follows:

Exhibit A – Joint Filing Agreement (filed as Exhibit A to the Schedule 13D on June 12, 2017)

Exhibit B – Information with respect to Transactions Effected During the Past Sixty Days (filed as Exhibit B to the Schedule 13D on June 12, 2017)

Exhibit C – Information with respect to Transactions Effected Since the Filing of the Schedule 13D (filed as Exhibit C to Amendment No. 1 on June 27, 2017)

Exhibit D – Information with respect to Transactions Effected Since the Filing of Amendment No. 1 (filed as Exhibit D to Amendment No. 2 on June 29, 2017)

Exhibit E – Information with respect to Transactions Effected Since the Filing of Amendment No. 2 (filed as Exhibit E to Amendment No. 3 on July 3, 2017)

Exhibit F – Information with respect to Transactions Effected Since the Filing of Amendment No. 3 (filed as Exhibit F to Amendment No. 4 on July 7, 2017)

Exhibit G – Information with respect to Transactions Effected Since the Filing of Amendment No. 4 (filed as Exhibit G to Amendment No. 5 on July 12, 2017)

Exhibit H – Information with respect to Transactions Effected Since the Filing of Amendment No. 5 (filed as Exhibit H to Amendment No. 6 on July 31, 2017)

Exhibit I – Information with respect to Transactions Effected During the Past Sixty Days (filed as Exhibit I to Amendment No. 7 on October 26, 2017)

Exhibit J – Information with respect to Transactions Effected Since the Filing of Amendment No. 7*

*	Filed herewith

CUSIP No. 03782L101	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 20, 2017

ABDIEL QUALIFIED MASTER FUND, LP

By:	Abdiel Capital Management, LLC,
its General Partner

By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member

ABDIEL CAPITAL, LP

By:	Abdiel Capital Management, LLC,
its General Partner

By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member

ABDIEL CAPITAL MANAGEMENT, LLC

By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member

ABDIEL CAPITAL ADVISORS, LP

By:	Abdiel Capital Partners, LLC,
its General Partner

By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member

COLIN T. MORAN

By:	/s/ Colin T. Moran
Colin T. Moran, Individually